STANDARD ENERGY CORPORATION
                             447 Bearcat Drive
                        Salt Lake City, Utah  84115
                               801-364-9000






Fax (202) 942-9528



                              August 1, 2008


United States Securities and Exchange Commission
Mr. John Cannarella
Division of Corporation Finance
100 F Street, Stop 7010
Washington, D.C.  20549

Dear Mr. Cannarella:

     Standard Energy Corporation (the "Company") is in receipt of your letter dated July 30, 2008. The Company's response is as follows:

Form 8-K filed on July 25, 2008

     1.   Response to question one:
          See revised Form 8-K/A

     2.   Response to question two:
          See revised Form 8-K/A

     3.   Response to question three:
          See revised Form 8-K/A

     4.   Response to question four:
          The Company has not engaged or appointed a new Auditor but will file a Form 8-K/A when one has been appointed.

     5.   Response to question five:
          See revised Form 8-K/A







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     The Company responses to your closing comments are that;

     The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

     Securities and Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If there is anything else that you need from us, please feel free to contact us.

                              Sincerely,

                              STANDARD ENERGY CORPORATION



                              /s/Dean W. Rowell
                              Dean W. Rowell
                              President


























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